

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

May 22, 2017

<u>Via E-mail</u>
Mark C. Skolos
General Counsel and Secretary
Hi-Crush Partners LP
Three Riverway, Suite 1350
Houston, Texas 77056

> **Re: Hi-Crush Partners LP
> Registration Statement on Form S-3
> Filed May 12, 2017
> File No. 333-217966**

Dear Mr. Skolos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: E. Ramey Layne
    Vinson & Elkins L.L.P.